

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2023

Daniel Mamadou
Chief Executive Officer
Welsbach Technology Metals Acquisition Corp.
160 S Craig Place
Lombard, Illinois, 60148

> **Re: Welsbach Technology Metals Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 17, 2023**
> **File No. 001-41183**

Dear Daniel Mamadou:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing